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                               October 7, 2022

       Gregory Hauw
       Chief Executive Officer
       Ohanae, Inc.
       54 W 40th Street
       New York, NY 10018

                                                        Re: Ohanae, Inc.
                                                            Amendment No. 1 to
Offering Statement on Form 1-A
                                                            Filed September 16,
2022
                                                            File No. 024-11927

       Dear Gregory Hauw:

             We have reviewed your amended offering statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your offering statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our July 29, 2022 letter.

       Amendment No. 1 to Offering Circular on Form 1-A filed September 16,
2022

       Summary, page 1

   1.                                                   We note your statement
that you intend to serve as a    full-service broker dealer for
                                                        Regulation A offerings,
   while your proposed business contemplates acting as a special purpose broker-dealer.
Please revise this statement to be consistent with your proposed business clarify that
the business of your subsidiary, Ohanae Securities LLC, will be limited to the
circumstances described in the December 2020 Commission statement and request for comment
regarding the custody of digital asset securities by special purpose broker-dealers and that
it will be unable to offer all services typically associated with that of a FINRA licensed
registered broker-dealer.
 Gregory Hauw
FirstName  LastNameGregory Hauw
Ohanae, Inc.
Comapany
October    NameOhanae, Inc.
        7, 2022
October
Page 2 7, 2022 Page 2
FirstName LastName
Digital Format of Our Class B Common Stock - Ohanae Equity Tokens, page 2

2.       We note the disclosure on page 2 that Ohanae Equity Token    cannot be
traded
         independently of the Class B Common Stock.    We have the following
comments:
             Please describe how a holder will transfer the Class B Common Stock and the
             Ohanae Equity Token as a    unit    and provide illustrative
examples of the various
             methods by which such transfer could be effected (i.e., through a broker, on an ATS, or peer-to-peer).
             Please explain how such restriction is programmed into the Ohanae Equity Token or otherwise enforced. In this regard, we note the statement on page
3 that you    do not
             currently intend to impose any transfer restrictions on the Ohanae Equity Tokens.
             We also note the disclosure on page 3 discussing    peer-to-peer
 transactions.
             Please explain how transfers of the Ohanae Equity Token will be effected once the
             Class B Common Shares are made available for trading on your ATS. Please explain whether there are any restrictions on the transferability of the Class B
             Common Stock given that the Ohanae Equity Token is    stapled
or otherwise
             attached to the Class B Common Stock. For example, are all purchasers required to have a wallet on your blockchain network, and what happens if a purchaser does not want to hold the Ohanae Equity Token? We note the statement on
page 2 that    the
             Transfer Agent will not effect a transfer of Class B Common Stock on behalf of a holder unless the transferee has a digital wallet set up to receive the Ohanae Equity
             Tokens representing those shares of Class B Common Stock.
Please also add risk
             factor disclosure addressing the relevant risks, to the extent applicable.
3.       We note the disclosure in the risk factor entitled    Although records
of secondary transfers
         of Ohanae Equity Tokens between stockholders..    on page 3. Please
clarify what you
         mean by the statement that    Ohanae Equity Tokens are transferrable
between approved
         accounts on the Ohanae Platform in peer-to-peer transactions on a blockchain network
         approved by the Transfer Agent.    In this regard, disclosure
elsewhere in the filing and in
         the response letter indicate that the Ohanae Equity Token only will be used on the
         company   s private, permissioned blockchain.
Risk Factors, page 4

4. We note your response to our prior comments 6 and 15. Please reconcile the apparent
         discrepancy where the company has the ability to    force transfer
Ohanae Coin and
         Ohanae Equity Tokens but is not deemed to be in custody of those assets. You additionally make reference to Ohanae digital wallets holding Signet reserves but disclaim custody of these reserves available for redemption on demand. Finally, your disclosure on page 10 indicates that the role of Ohanae Securities is "limited to settlement and custody of digital asset securities." Please revise or advise.
 Gregory Hauw
FirstName  LastNameGregory Hauw
Ohanae, Inc.
Comapany
October    NameOhanae, Inc.
        7, 2022
October
Page 3 7, 2022 Page 3
FirstName LastName
5. We note your response to our prior comment 6. Please revise your disclosure to avoid downplaying risks related to cybersecurity breaches and bad actors accessing the Ohanae
         Platform. Your revised disclosure should be limited to a factual discussion of the risks faced by investors.
6. We note your response to comment 8. Please supplementally explain in greater detail the purpose of using Signet as the reserve to back the Ohanae Coin rather than holding the reserve either in a bank account or other assets. For example, it appears that the company does not earn any interest or other returns on the reserve given the use of Signet. Please also clarify whether there are any fees associated with using Signet and how those fees are serviced in light of the apparent lack of earnings on the reserve.
7. We note your response to comment 11, in particular the statement that When a user on the Ohanae Platform purchases Ohanae Coin with fiat currency, Ohanae Coin will be issued to the user instantly from the Reserve, before the fiat currency submitted for the
         Ohanae Coin has been received by the Company. Once the fiat currency is received by
         the Company, those funds will be used to replenish the Reserve.    It
is not clear how the
         reserve will back the Ohanae Coin on a 1:1 basis during such periods. Please revise to describe your reserve management policies in greater detail. For example, is it the
         company   s intention to maintain a greater than 1:1 basis based on
the company holding
         Ohanae Coins that it receives as payments rather than burning such coins immediately and redeeming the underlying Signet?
8. Please add risk factor disclosure addressing the fact that you do not intend to acquire insurance, either to cover your obligations in regards to the Ohanae Coin or to cover the underlying Signet.
General

9.       We note your response to comment 2 and have the following comments:
             Please clarify whether there will be any differences between the equity tokens created for third-party issuers and the Ohanae Equity Token. For example, clarify whether the responses to the comment above in regards to the Ohanae Equity Token would apply equally to such equity tokens.
             Please explain how the transfer agent will be able to    force
transfer    equity tokens.
            Please also clarify whether the transfer agent for the Ohanae Equity Token will be
            able to    force transfer    it.
10.      We note the statement in the legal analysis included as Appendix A
that    Ohanae   s
         arrangement with Signature Bank assures that all purchasers    funds
will be maintained in
         accounts that avoid exceeding the limits of Federal insurance.    The
meaning of this
         statement is not clear. In this regard, the disclosure in the filing and elsewhere in the response letter indicate that such funds are converted into Ohanae Coin and that the company deposits the funds into its own accounts, which then are converted into Signet.
         Please advise. In addition, please clarify how Signature Bank is able to maintain accounts
 Gregory Hauw
Ohanae, Inc.
October 7, 2022
Page 4
       on behalf of the company that remain within the limits of federal insurance.
11. We note your responses to comments 1 and 3. We continue to evaluate your responses and may have further comments. In addition, please expand your legal analysis to address the fact that while the Ohanae Coin appears to be backed 1:1 by Signet, it does not appear that there is an underlying reserve fully backing Signet. In this regard, it appears that each
       Signet merely represents one U.S. dollar held in a Signature Bank deposit account.
       Accordingly, it appears that holders of the Ohanae Coin are subject to the credit risk of
       Signature Bank being able to redeem Signet on a 1:1 basis.
       Please contact Austin Pattan, Staff Attorney, at (202) 551-6756 or Mitchell Austin, Staff
Attorney, at (202) 551-3574 with any questions.



                                                              Sincerely,
FirstName LastNameGregory Hauw
                                                              Division of
Corporation Finance
Comapany NameOhanae, Inc.
                                                              Office of
Technology
October 7, 2022 Page 4
cc:       Jeanne Campanelli
FirstName LastName